Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

February 5, 2016

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:  Office of Filings, Information & Consumer Services

Re:

Eaton Vance NextShares Trust (the “Registrant”)

Request to Withdraw Registration Statement on Form 8-A filed January 19, 2016

SEC File Number 1-37681

Ladies and Gentlemen:

The Registrant hereby requests the consent of the Securities and Exchange Commission to withdraw the Form 8-A filed by the Registrant via EDGAR on January 19, 2016.  The Registrant inadvertently filed the Form 8-A for each of its series.  The Registrant intends to file a corrected Form 8-A under Section 12(b) of the Securities Exchange Act of 1934, as amended, for a single series of the Registrant.

If you have any questions concerning this request, please contact the undersigned at (617) 672-8305 or via fax at (617) 672-1520.

Very truly yours,

/s/ Maureen A. Gemma

Maureen A. Gemma, Esq.

Vice President